UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of June 2016

Commission File Number: 001-37643

KITOV PHARMACEUTICALS HOLDINGS LTD.

(Translation of registrant's name into English)

One Azrieli Center, Round Tower, 23rd Floor,

Tel Aviv 6701101, Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒  Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Kitov Pharmaceuticals Holdings Ltd. (the “Company” or the “Registrant”) is announcing the results of a Special General Meeting of Shareholders of the Company held today. At the Special General Meeting, shareholders of the Company voted on a number of different proposals, each of which is described in more detail in the Company’s Proxy statement for the Special General Meeting that was attached as Exhibit 99.1 to a Report of Foreign Private Issuer on Form 6-K that the Company furnished to the Securities and Exchange Commission on May 24, 2016 (“Proxy Statement”).

The proposals (i) to approve the Kitov Pharmaceuticals Holdings Ltd. 2016 Equity-Based Incentive Plan to qualify for incentive stock options for US Tax purposes; (ii) to approve an amendment to the terms of office and compensation of Mr. Isaac Israel a member of the Board of Directors and Chief Executive Officer of the Company, including the grant of equity-based incentive compensation, as set forth under Proposal 2 in the Proxy Statement; (iii) to approve the grant of equity-based incentive compensation to Mr. Simcha Rock, a member of the Board of Directors and Chief Financial Officer of the Company, as set forth under Proposal 3 in the Proxy Statement; and (iv) to approve an amendment to the terms of office and compensation of Dr. John Paul Waymack, the Chairman of the Board of Directors and Chief Medical Officer of the Company, including the grant of equity-based incentive compensation, as set forth under Proposal 4 in the Proxy Statement, were approved by the requisite vote of the Company’s shareholders.

This Form 6-K, including all exhibits hereto, is hereby incorporated by reference into the Registration Statement on Form S-8 filed by the registrant under the Securities Act of 1933 on May 20, 2016.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KITOV PHARMACEUTICALS HOLDINGS LTD.

June 27, 2016	By:	/s/ Avraham Ben-Tzvi
Avraham Ben-Tzvi General Counsel & Company Secretary